FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2020

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐              No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐              No  ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Press Release dated October 27, 2020

2	Resolutions adopted by the General Shareholders’ Meeting held on 27 October 2020

Item 1

Ana Botín announces plans to create a global native digital consumer bank with the combination of Openbank and Santander Consumer Finance

•

Shareholders approve a capital increase to distribute new shares equivalent to €0.10 per share, with total compensation against 2019 amounting to EUR 0.20 per share. They also authorised a cash payment in 2021 of EUR 0.10 per share charged against the share premium reserve, pending recommendations and approvals from regulators, among other requirements.

•

Banco Santander chairman points out that “although the trading environment has been tough, we ended September with revenues (€33,605 million) at levels similar to a year ago, after having grown by 27% over the last 5 years (excluding FX)”.

•	Ana Botín highlights the “exceptional” third quarter results with EUR 1,750 million in underlying profit, up 18% from the second quarter.

•

The group’s executive chairman highlights that strong growth in profit in Q3 (+34% versus Q2) in North America was driven by higher customer revenue and the improvement in cost of credit. “The ongoing collaboration between both countries also led to an increase of the US-Mexico trade corridor revenue in Corporate & Investment Banking (+29%) and commercial (+30%)”, Botin said.

•

Her speech to shareholders announces the new “One Santander” operating and business model that will simplify products and services to improve customer experience, in addition to a new single, autonomous company that will offer disruptive payment solutions to compete with large payment platforms.

•	According to Botín, by the end of 2020, Santander will have reached 1 billion euros in net savings in Europe, which it will further reduce by 1 billion over the next two years.

•	Botín said that the group has reduced the cost of risk guidance for year-end to 1.3% and predicts that, based on the current outlook, it will remain stabile or trend downwards next year.

•

Santander’s group executive chairman believes banks are key in “mobilising the resources needed to get the country up and running as soon as possible ‘channelling liquidity to projects with a multiplier effect and helping shape the digital, sustainable economy”.

Madrid, 27 October 2020 – PRESS RELEASE

Banco Santander’s group executive chairman, Ana Botín, announced plans today to create a global native digital consumer bank with the combination of Openbank and Santander Consumer Finance. This is one of Santander’s the three initiatives to become the best open financial services platform.

Botín outlined these plans in her speech to shareholders at the Group’s annual general meeting, where shareholders approved the capital increase to distribute new shares equivalent to 0.10 euros per share as additional compensation for 2019, to be paid this year. This would bring total shareholder compensation for the year to 0.20 euros per share.

Banco Santander shareholders also gave the green light to a pay-out of 0.10 euros per share in cash against the share premium reserve in 2021. As mentioned in the meeting announcement, payment will depend on the European Central Bank’s (ECB) recommendations and approval regarding dividend payments. It will also be subject to two further conditions: the group’s CET1 capital ratio must be within or above its 11-12% target once it is issued, and the pay-out ratio must not be higher than 50% of consolidated underlying profit in 2020.

The first initiative the group’s executive chairman revealed aims to implement a common operating and business model across all markets, under the name of “One Santander”, a process which is already under way at its four banks in Europe. Botín pointed out that, with this new model, ”we will simplify products and services to improve the customer experience; we will also boost innovation, taking advantage our digital capabilities to redesign our distribution, and automate our processes on a common platform”.

The second initiative will create a global native digital consumer lending business that builds on Santander Consumer Finance’s scale and presence in Europe as well as the Openbank digital platform. “SCF and Openbank are two businesses with excellent potential for growth. SCF, Europe’s consumer finance leader, serves over 20 million customers in 15 markets. Openbank is outperforming – and outgrowing – European digital banks in deposits, with a full-fledged retail product suite marketed on an innovative, scalable and efficient banking platform, a software built by us”, Botín said.

These two initiatives will add to the savings the group had already promised at last year’s Investor Day. Botín asserted that, by the end of 2020, the group will have reached the target it had announced in April 2019 of 1 billion euros in mid-term net savings in Europe, at a much faster pace than previously expected. According to the Santander chairman, “we are now committing to an additional 1-billion-euro net savings reduction in the next 2 years on the same perimeter”.

The third initiative aims to create payment solutions to compete with large payment platforms. Santander will combine its most disruptive payments businesses into a single, autonomous and wholly-owned company, which ”with the scale, the right talent, processes and governance, […] will form a powerful ecosystem of payment solutions”. The goal, according to Botín, is to “offer [solutions] first to Santander’s banks and, then, to new customers and third parties”.

In her opinion, ”payments are central to our loyalty strategy, and we have a reputation to uphold as one of the best global payment providers”. This new company will perform in three areas: merchant solutions, building on the Getnet platform; solutions for SMEs that trade internationally via Ebury; and digital products and services for retail consumers, based on the successful Superdigital, the financial inclusion platform for unbanked consumers in Latin America that is already available in five markets.

“This represents a global market opportunity of 500 billion euros in revenues” she said.

Lower cost of risk and higher solvency

Even though the crisis has dealt a blow to the global economy, Banco Santander’s chairman pointed out that “thanks to the quality and diversification of our balance sheet, the measures we took and action from our governments and other authorities, we have reduced our cost of risk guidance for for year-end to c.1.3% from 1.4-1.5% in April”.

She also expressed optimism about this indicator in the coming year: ”Despite the uncertainty of the ‘second wave’, today we have better visibility than we did back in April, and our internal models, based on expected portfolio losses as well as IMF and OECD current forecasts, indicate that our cost of risk will stabilise or even trend downwards next year.

In regard to payment holidays, she noted that 66% have expired, which is strong indicator of how customers are behaving: 92% are exhibiting pre-crisis behaviour. ”Of the 34% non-expired, we expect a further 17% to expire by year end with similar credit quality”, she estimated. She also explained that “62% of outstanding moratoria are mortgages and 67% are concentrated in Europe with a good risk profile”.

Botín also outlined how Santander grew capital organically in the first three quarters of the year, improving its balance sheet and bringing its CET1 capital ratio to 11.98% by the end of the third quarter, all while having provisioned 19 basis points of capital to pay a cash dividend in 2021 if the circumstances allow. “The closer we move toward the upper end of our target, the more flexibility we have to allocate capital and compensate our shareholders, including cash dividends or share buybacks”, she insisted.

Botín reminded shareholders that “the strength of our balance sheet has always been a priority and the numbers show we have delivered”. The group’s capital position has risen well above regulatory requirements, with the highest credit rating (A-level) some agencies deem to be in line with, or above, Spanish sovereign debt rating. Furthermore, its CDS spread remains under pre-crisis levels and is one of the lowest among its peers.

“All of this should put us in a position to pay dividends”, said Botín, who also mentioned that sharing profits is “the best example of financial discipline, and its recurrence gives investors confidence”.

”We are intent on implementing a 100% cash dividend policy for shareholder remuneration starting in 2020”. Against this backdrop, she reaffirmed that “the proposed scrip dividend must therefore be understood as an extraordinary step we’ve taken to fulfil our fiduciary obligation to our shareholders, especially our retail investors in light of current circumstances”.

Future outlook

Botín defended the group’s ability to keep growing in its core markets. She reminded shareholders that the consensus now is that recovery will be gradual in all countries: ”As we have seen this year, Santander’s geographic and business diversification will continue to power growth in the face of uncertainty and volatility”.

“Few banks in the world have both our capacity to invest in digitalisation, with a commitment to invest 20 billion euros over 4 years and our in-market and global scale, which serves as a basis for further organic and profitable growth”.

“On top of this, we have a culture that combines caution and agility, and a team able to execute and deliver results in the right way”, she affirmed.

Thanks to this, “we expect our cost of risk to remain stable or even trend downwards in 2021, before normalising in 2022”, Botín said, though she admitted “the scenario is still very uncertain”. “We also forecast reaching, by 2021, an underlying return on tangible equity in line with our cost of capital”, she explained.

After going over the group’s outlook for each region comprising its footprint, Botín homed in on the chance to create Europe’s best bank, with a common business model that maximises the potential of its scale and digital prowess. “While we witnessed some domestic consolidation in Europe, we are comfortable with our scale and our capacity to invest and are not contemplating participating in consolidation”, she proclaimed.

Turning to North America, the group’s executive chairman highlighted that profit rose strongly in Q3 (+34% versus Q2) driven by higher customer revenue and the improvement in cost of credit. “The ongoing collaboration between both countries also led to an increase of the US-Mexico trade corridor revenue in Corporate & Investment Banking (+29%) and commercial (+30%)”, Botin said. In the United States, Santander continued to see double-digit growth and sound cost control while, in Mexico, lending climbed 7% year on year with significant gains in digital customers (24%).

In relation to South America, she pointed out that it brings in 41% of the group’s earnings while accounting for 13% of new lending. “The Americas, and especially Latin America, remain markets of high structural growth”.

Such diversification, she claimed, was key to these “exceptional results” in the third quarter of 2020 despite the adversity, underscoring Santander’s strengths. “Despite the high level of uncertainty, we are confident we will close 2020 with a recurring profit of around 5 billion euros”, she believed.

In her speech, she shared with shareholders some key takeaways from the quarter, including growth of loyal and digital customers (22 million and 41.4 million, respectively), the return to pre-coronavirus business levels and the cost savings that are driving the efficiency plan faster than expected. She also gave prominence to the group’s robust loan book (with a NPL ratio of 3.15%) as well as its ability to grow capital organically.

‘Banks have a critical role to play’

This annual general meeting, which was held in Boadilla del Monte, Madrid and livestreamed due to the exceptional circumstances of covid, was also a moment to honour everyone working to help those most vulnerable and ill. ”During these troubled times, we have seen society at its best”, exclaimed Botín, who voiced her appreciation for the work of scientists and healthcare professionals, “as well as those essential service workers including our colleagues in the financial sector, who have continued to work non-stop”.

Botín explained how the crisis has re-shaped our lives, as “most of our daily routines, from work to school to shopping, have gone online. The virus has fast-forwarded the digital revolution”. She also stressed that “businesses, civil society and governments need each other. It must be a common effort”.

She is convinced that “Spain must seize this unique opportunity to drive the transformation of its economy and improve its competitiveness. There will not be another opportunity like this to make the leap that Spain needs”.

“Banks have a critical role to play. We are part of the solution”, she added, going on to underline how banks can contribute to “mobilising the resources needed to get the country up and running as soon as possible, channelling liquidity to projects which create jobs, and helping shape the digital, sustainable economy. At Santander, we will continue to play our part”.

Botín expressed conviction that the company will come away from this crisis stronger: “We are determined to help businesses and communities across the world, to build back better – and use this as an opportunity to address global challenges such as inequality and climate change. This is the right thing to do – the responsible thing to do – and the path to generate value for our shareholders”, she concluded.

Meeting resolutions

Besides the capital increase as additional compensation for 2019 and the payment of 0.10 euros against the share premium reserve in 2021, the shareholders also agreed on the number of board members and the appointment of Ramón Martín Chávez Márquez.

The 2020 Annual General Meeting was the first one certified by AENOR for “Event protocols against covid 19”. The AGM successfully passed a review of its documentation as well as an on-site inspection during the event. Auditors at the event verified the correct application of all measures, which include training on covid prevention protocols for all employees involved in organizing the event, making protective measures easy to follow for all attendees and executing a specific cleaning and disinfection plan.

Banco Santander now has two certifications from AENOR for the AGM. In addition to the certification for event protocols against covid 19, the event has also been granted the Sustainable Event certification according to the ISO 20121, which confirms that all processes involved in the event follow sustainable criteria that reduce its impact and create economic, social and environmental benefits for the community.

Non-IFRS and alternative performance measures

In addition to the financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) and derived from our financial statements, this document contains certain financial measures that constitute alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”). The financial measures contained in this document that qualify as APMs and non-IFRS measures have been calculated using the financial information from Santander Group but are not defined or detailed in the applicable financial reporting framework and have neither been audited nor reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period, as these measures exclude items outside the ordinary course performance of our business, which are grouped in the “management adjustment” line and are further detailed in Section 3.2. of the Economic and Financial Review in our Directors’ Report included in our Annual Report on Form 20-F for the year ended 31 December 2019. While we believe that these APMs and non-IFRS measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, other companies, including companies in our industry, may calculate or use such measures differently, which reduces their usefulness as comparative measures. For further details of the APMs and Non-IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2019 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on 6 March 2020, as well as the section “Alternative performance measures” of the annex to the Banco Santander, S.A. (“Santander”) Q3 2020 Financial Report, published as Inside Information on 27 October 2020. These documents are available on Santander’s website (www.santander.com). Underlying measures, which are included in this document, are non-IFRS measures.

The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries

Forward-looking statements

Santander cautions that this document contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. These forward-looking statements are found in various places throughout this document and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. The following important factors, in addition to those discussed elsewhere in this document , could affect our future results and could cause outcomes to differ materially from those anticipated in any forward-looking statement: (1) general economic or industry conditions in areas in which we have significant business activities or investments, including a worsening of the economic environment, increasing in the volatility of the capital markets, inflation or deflation, changes in demographics, consumer spending, investment or saving habits, and the effects of the COVID-19 pandemic in the global economy; (2) exposure to various types of market risks, principally including interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices; (3) potential losses associated with prepayment of our loan and investment portfolio, declines in the value of collateral securing our loan portfolio, and counterparty risk; (4) political stability in Spain, the UK, other European countries, Latin America and the US; (5) changes in laws, regulations or taxes, including changes in regulatory capital and liquidity requirements, including as a result of the UK exiting the European Union and increased regulation in light of the global financial crisis; (6) our ability to integrate successfully our acquisitions and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions; and (7) changes in our ability to access liquidity and funding on acceptable terms, including as a result of changes in our credit spreads or a downgrade in our credit ratings or those of our more significant subsidiaries.

Numerous factors could affect the future results of Santander and could result in those results deviating materially from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

Forward-looking statements speak only as of the date of this document and are based on the knowledge, information available and views taken on such date; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

No offer

The information contained in this document is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this document. No investment activity should be undertaken on the basis of the information contained in this document. In making this document available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this document nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this document is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.

Historical performance is not indicative of future results

Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior period. Nothing in this document should be construed as a profit forecast.

Item 2

MR. JAIME PÉREZ RENOVALES, SECRETARY GENERAL AND SECRETARY OF THE BOARD OF “BANCO SANTANDER, S.A.”,

CERTIFY: That at the General Shareholders’ Meeting of this entity, validly held on 27 October 2020, the following resolutions were passed:

“ITEM ONE

To approve the application of results in the amount of 3,530,216,306.15 euros obtained by the Bank in financial year 2019, to be distributed as follows:

Euros	1,661,811,458.20	to the payment of the dividend already paid prior to the date of the ordinary General Meeting.

Euros	1,868,404,847.95	to increase the Voluntary Reserve.

Euros	3,530,216,306.15	in total.

ITEM TWO

TWO A.- To set the number of directors at 15, which is within the maximum and the minimum established by the Bylaws.

TWO B.- To appoint Mr Ramón Martín Chávez Márquez as a director, with the classification of independent director, for the Bylaw-mandated period of three years. The effectiveness of this appointment is subject to obtaining the regulatory approval provided for in Law 10/2014 of 26 June on the organisation, supervision and solvency of credit institutions, in Council Regulation (EU) No 1024/2013 of 15 October 2013 and in Regulation (EU) No 468/2014 of the European Central Bank regarding suitability.

ITEM THREE

THREE A.- Approval of the balance sheet of Banco Santander, S.A. as at 30 June 2020.

To approve the balance sheet of Banco Santander, S.A. as at 30 June 2020 and verified by the Company’s auditor, for purposes of compliance with the requirement of section 303.2 of the Spanish Capital Corporations Law regarding the capital increase with a charge to reserves submitted for the approval of the shareholders at the ordinary general meeting under item Three B on the agenda.

THREE B.- Increase in share capital with a charge to reserves

1.- Capital increase

It is hereby resolved to increase the share capital by the amount that results from multiplying (a) the par value of one-half (0.5) euro per share of Banco Santander, S.A. (“Banco Santander” or the “Bank”) by (b) the determinable number of new shares of Banco Santander resulting from the formula set forth under section 2 below (the “New Shares”).

The capital increase is carried out through the issuance and flotation of the New Shares, which shall be ordinary shares with a par value of one-half (0.5) euro each, of the same class and series as those currently outstanding, represented in book-entry form.

The capital increase is entirely charged to reserves of the type contemplated in section 303.1 of the Spanish Capital Corporations Law.

The New Shares are issued at par value, i.e. for their par value of one-half (0.5) euro, with no share premium, and shall be allotted free of charge to the shareholders of the Bank.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Pursuant to section 311 of the Spanish Capital Corporations Law, provision is made for the possibility of less than full allotment.

2.- New Shares to be issued

The number of New Shares will be obtained by applying the following formula, rounded down to the nearest whole number:

NNS = TNShrs / Num. rights

where,

NNS = Number of New Shares to be issued;

TNShrs = Number of Banco Santander shares outstanding on the date the board of directors or, by delegation therefrom, the executive committee or any director with delegated powers, resolves to implement the capital increase; and

Num. rights = Number of bonus share rights

needed for the allotment of one New Share, which will be obtained by applying the following formula, rounded up to the nearest whole number:

Num. rights = TNShrs / Provisional num. shares

where,

Provisional num. shares = Market Value of the Shares / ListPri.

For the purposes hereof:

“Market Value of the Shares” is the market value of the capital increase, which shall be determined by the board of directors or, by delegation therefrom, the executive committee or any director with delegated powers, with a maximum limit of 1,800 million euros, based on the number of outstanding shares (i.e. TNShrs) and the listing price of the shares of Banco Santander (ListPri) in order for the underlying value of the bonus share right at the time of implementation of the capital increase calculated based on the ListPri to be approximately 0.10 euro per share (or the highest lower amount taking into account the abovementioned limit).

“ListPri” is the closing price of the Bank’s shares on the Spanish Stock Exchanges in the last trading session ended prior to the resolution of the board of directors or, by delegation therefrom, the executive committee or any director with delegated powers, to carry out the capital increase, rounded to the nearest one-thousandth of a euro and, in case of one-half of one-thousandth of a euro, rounded up to the nearest one-thousandth.

3.- Bonus share rights

Each outstanding share of the Bank shall grant its holder one bonus share right.

The number of bonus share rights needed to receive one New Share shall be automatically determined according to the proportion existing between the number of New Shares and the number of outstanding shares (TNShrs). Specifically, shareholders will be entitled to receive one New Share for as many bonus share rights held by them, determined in accordance with section 2 above (Num. rights).

The holders of debentures or instruments convertible into shares of Banco Santander shall have no bonus share rights; however, if applicable, they will be entitled to a modification of the ratio for conversion of debentures into shares (or of the minimum and/or maximum limits of such ratio, when the ratio is variable), in proportion to the amount of the increase.

In the event that (i) the number of bonus share rights needed for the allotment of one share (Num. rights) multiplied by the New Shares (NNS) is lower than (ii) the number of outstanding shares (TNShrs), Banco Santander, or a company of its Group, shall waive a number of bonus share rights equal to the difference between the two figures, for the sole purpose of having a whole number of New Shares and not a fraction.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

The bonus share rights shall be allotted to the shareholders of Banco Santander who have acquired their respective shares and appear as such in the book-entry records of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. Unipersonal (Iberclear) on the corresponding date in accordance with the applicable rules for clearing and settlement of securities. During the bonus share rights trading period, a sufficient number of bonus share rights may be acquired on the market, in the proportion needed to subscribe for New Shares. The bonus share rights may be traded on the market for the term determined by the board of directors or, by delegation therefrom, the executive committee or a director with delegated powers, subject to a minimum term of fifteen calendar days (unless applicable legal provisions provide for a different minimum period, in which case such period will be used).

4.- Balance sheet for the transaction and reserve to which the increase will be charged

The balance sheet used for purposes of this capital increase is the balance sheet as at 30 June 2020, duly audited and approved by the shareholders at this ordinary general shareholders’ meeting.

As mentioned above, the capital increase shall be charged in its entirety to reserves of the type contemplated in section 303.1 of the Spanish Capital Corporations Law. Upon implementation of the increase, the board of directors or, by delegation therefrom, the executive committee or any director with delegated powers, shall determine the reserve to be used and the amount thereof in accordance with the balance sheet used for the transaction.

5.- Representation of the new shares

The shares to be issued shall be represented in book-entry form and the relevant records shall be kept by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. Unipersonal (Iberclear) and its participants.

6.- Rights of the new shares

The new shares shall confer the same economic, voting and related rights upon their holders as the currently outstanding ordinary shares of Banco Santander as from the time at which the capital increase is declared to have been subscribed and paid up.

7.- Shares on deposit

Once the bonus share rights trading period has ended, the New Shares that it has not been possible to allot for reasons not attributable to Banco Santander shall be held on deposit and shall be available to those who evidence lawful ownership of the respective bonus share rights. Three years after the date of expiration of the bonus share rights trading period, the shares that have still to be allotted may be sold as provided in section 117 of the Spanish Capital Corporations Law, for the account and at the risk of the interested parties. The net proceeds from the sale shall be deposited with the Bank of Spain or with the General Deposit Bank (Caja General de Depósitos) and shall be at the disposal of the interested parties.

8.- Application for admission to official trading

It is hereby resolved to apply for the trading of the New Shares on the Madrid, Barcelona, Bilbao and Valencia Stock

Exchanges through Spain’s Automated Quotation System (Mercado Continuo), as well as to take the steps and actions that may be necessary and file the required documents with the competent authorities of the foreign Stock Exchanges on which Banco Santander shares are from time to time listed, for the New Shares issued under this capital increase to be admitted to trading, expressly stating Banco Santander’s submission to such rules as may now be in force or hereafter be issued on stock exchange matters and, especially, on trading, continued listing and delisting.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

It is expressly stated for the record that, if the delisting of the Banco Santander shares is subsequently requested, the delisting resolution shall be adopted with the same formalities that may be applicable and, in such event, the interests of shareholders opposing or not voting on the delisting resolution shall be safeguarded in compliance with the requirements established in the Spanish Capital Corporations Law and related provisions, all in accordance with the provisions of the restated text of the Securities Market Law (Ley del Mercado de Valores) and its implementing provisions in force at any time.

9.- Implementation of the capital increase

Within one year of the date of this resolution, the board of directors or, by delegation therefrom, the executive committee or any director with delegated powers may resolve to carry out the capital increase and set the terms and conditions thereof as to all matters not provided for in this resolution. However, if the board of directors does not consider it advisable to carry out the capital increase, it may decide not to do so and shall report such decision to the shareholders at the first ordinary general meeting held thereafter. In particular, in deciding to implement the increase, the board of directors or, by delegation therefrom, the executive committee or any director with delegated powers shall analyse and take into account market conditions, among other issues, and in the case that it deems it advisable based on such conditions or other elements, it may decide not to implement the increase, reporting such decision to the shareholders at the general meeting on the aforementioned terms. The capital increase to which this resolution refers shall be null and void if the board of directors or, by delegation therefrom, the executive committee or directors with delegated powers, do not exercise the powers delegated thereto within the one-year period set by the shareholders at the meeting for implementation of the resolution.

Upon completion of the bonus share rights trading period:

(a)

The New Shares shall be allotted to those who, in accordance with the book-entry records of Iberclear and its participants, are holders of bonus share rights in the proportion resulting from section 3 above. Banco Santander may establish such mechanisms as it deems appropriate to allow and carry out the sale by the shareholders of their bonus share rights if the number thereof is less than the number required to receive one new share, which may consist of the acquisition of such rights by Banco Santander or on its behalf, or the sale of the rights on the market, with the board of directors or, by delegation therefrom, the executive committee or any director with delegated powers being authorised to take the necessary measures to this end.

(b)

The board of directors or, by delegation therefrom, the executive committee or any director with delegated powers shall declare the bonus share rights trading period closed and shall reflect in the Bank’s accounts the application of reserves in the amount of the capital increase, which will thus be paid up.

Likewise, upon conclusion of the bonus share rights trading period, the board of directors, or the executive committee by delegation therefrom or any director with delegated powers shall adopt the relevant resolutions amending the Bylaws in order to reflect the new amount of share capital resulting from the capital increase and applying for admission to listing of the new shares on the Spanish and foreign Stock Exchanges on which the shares of the Bank are listed.

10.- Delegation for purposes of implementation

Pursuant to the provisions of section 297.1.a) of the Spanish Capital Corporations Law, it is hereby resolved to delegate to the board of directors the power to establish the terms and conditions of the capital increase as to all matters not provided for in this resolution. Specifically, and by way of example only, the following powers are delegated to the board of directors:

1.-

To determine, within one year as from approval thereof, the date on which the resolution so adopted to increase the share capital is to be implemented, and to set the Market Value of the Shares, the reserves to which the capital increase is to be charged from among those provided for in the resolution, the record date and time for the allotment of the bonus share rights, and the duration of the bonus share rights trading period, and to adopt any mechanisms it deems appropriate to allow and carry out the sale by the shareholders of their bonus share rights if the number of such rights is less than required to receive one new share.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

2.-

To determine the exact amount of the capital increase, the number of New Shares and the bonus share rights needed for the allotment of New Shares in accordance with the rules established by the shareholders at this meeting.

3.-	To declare the capital increase to be closed and implemented.

4.-	To amend sections 1 and 2 of article 5 of Banco Santander’s Bylaws regarding share capital to conform it to the result of the implementation of the capital increase.

5.-

To carry out all formalities that may be necessary to have the New Shares issued in the capital increase registered in the book-entry records of Iberclear and admitted to listing on the domestic and foreign Stock Exchanges on which the shares of the Bank are listed, in accordance with the procedures established at each of such Stock Exchanges.

6.-

To take such actions as may be necessary or appropriate to implement and formalise the capital increase before any public or private, Spanish or foreign authorities or agencies, including actions for purposes of statement, supplementation or correction of defects or omissions that might prevent or hinder the full effectiveness of the preceding resolutions.

The board of directors is also authorised to delegate (with the power of substitution when so appropriate) to the executive committee or to any director with delegated powers those delegable powers granted pursuant to this resolution, all without prejudice to the representative powers that currently exist or may be granted in relation to this resolution.

ITEM FOUR

To approve a distribution from the Share Premium Reserve, by paying each of the Bank’s outstanding shares with the right to participate in such distribution on the date of payment, the gross fixed amount of 0.10 euro per share, making the corresponding charge to the aforementioned Share Premium Reserve. The payment of the abovementioned amount is subject to the following limits and conditions:

(a)

obtaining the regulatory approval provided for in Article 77.1.b) of Regulation (EU) No 575/2013 of the European Parliament and of the Council of 26 June 2013 on the prudential requirements for credit institutions and investment firms;

(b)

the consolidated fully loaded common equity tier 1 (“CET1”) ratio of the Santander Group at 31 December 2020 not being less than 11% as a result of the distribution (if made on said date) and according to legal provisions then in effect;

(c)

that the total amount to be paid does not exceed 50% of the consolidated underlying attributable profit to Banco Santander, S.A. as parent company (prior to the line “net of capital gains and allowances”), corresponding to financial year 2020, reported to the market at the presentation of results for financial year 2020, which will take place in the first weeks of 2021; and

(d)	that there is no regulation or recommendation of the European Central Bank prohibiting or discouraging the approved payment on the date on which the payment is to occur.

If all of the conditions cannot be met, the amount per share will be proportionally reduced to the extent strictly necessary to simultaneously comply with all of them. If this requirement of simultaneous compliance and proportional reduction of the amount to be distributed prevents any payment from being made, there will be no distribution of the Share Premium Reserve.

Likewise, and in view of the foregoing, once the existing regulatory requirements and demands have been weighed in accordance with the foregoing and compliance with the conditions outlined above has been verified upon the terms provided, the board of directors will specify the date on which the payment is to be made, which must be announced to the public at least 7 days in advance and which may not in any case be later than 30 June 2021.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

The payment will be made through the participants in Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (IBERCLEAR).

The board of directors is also authorised to delegate (with the power of substitution when so appropriate) to the executive committee or to any director with delegated powers those delegable powers granted pursuant to this resolution, all without prejudice to the representative powers that currently exist or may be granted in relation to this resolution. Said authorisation also includes all powers necessary for the execution of this agreement, including the development of the procedure set out herein, as well as the powers necessary or appropriate for carrying out any formalities or steps needed to successfully implement the transaction.

ITEM FIVE

Without prejudice to the delegations of powers contained in the preceding resolutions, it is hereby resolved:

A) To authorise the board of directors to interpret, remedy, supplement, carry out and further develop the preceding resolutions, including the adjustment thereof to conform to verbal or written evaluations of the Commercial Registry or of any other authorities, officials or institutions which are competent to do so, as well as to comply with any requirements that may legally need to be satisfied for the effectiveness thereof, and in particular, to delegate to the executive committee or to any director with delegated powers all or any of the powers received from the shareholders at this general shareholders’ meeting by virtue of the preceding resolutions as well as under this Resolution Five.

B) To authorise Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea, Mr José Antonio Álvarez Álvarez, Mr Jaime Pérez Renovales and Mr Óscar García Maceiras so that any of them, acting severally and without prejudice to any other existing power of attorney whereby authority is granted to record the corporate resolutions in a public instrument, may appear before a Notary Public and execute, on behalf of the Bank, any public instruments that may be required or appropriate in connection with the resolutions adopted by the shareholders at this general shareholders’ meeting. Said persons are also authorised, on the same several basis, to inform the Commercial Registry of the proposed application of results that is ultimately approved.”

I LIKEWISE HEREBY CERTIFY that pursuant to the resolution of the Board of Directors to require the presence of a Notary, the aforementioned General Shareholders’ Meeting was attended by Mr Gonzalo Sauca Polanco, a member of the official association of Notaries of Madrid, who drew up the minutes thereof. Such notary’s certificate is considered to be the minutes of the General Meeting.

And to leave record, I sign this certification with the approval of Mr Jose Antonio Alvarez Alvarez, Vice Chairman, in Boadilla del Monte on 27 October 2020.

    Reviewed

Vice Chairman

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: October 27, 2020	By:	/s/ José García Cantera
		Name:	José García Cantera
		Title:	Chief Financial Officer